Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     Canetic Resources Trust announces special distribution

     CALGARY, Jan. 7 /CNW/ - (CNE.UN - TSX; CNE - NYSE) Canetic Resources
Trust ("Canetic") is pleased to announce that a one-time special cash distribution of C$0.09 per trust unit will be paid to Canetic Unitholders of record at the close of business on January 10, 2008. Canetic trust units will commence trading on an ex-distribution basis on January 8, 2008 and the distribution will be paid on January 11, 2008 to Computershare Trust Company of Canada ("Computershare"), Canetic's transfer agent, in trust for further payment to Canetic Unitholders on or about January 17, 2008. Using a Canadian to U.S. dollar exchange rate of $1.00, the distribution amount is approximately US$0.09 per trust unit. The actual U.S. dollar equivalent distribution for unitholders who hold Canetic trust units through a brokerage firm will be based upon the Canadian to U.S. dollar exchange rate in effect on the payment date, net of applicable Canadian withholding taxes. Registered unitholders will be paid directly by Computershare, and the distribution will be based on the Canadian to U.S. dollar exchange rate as of the date of record, net of applicable Canadian withholding taxes. This special distribution is in addition to the regular monthly January distribution of
$0.19 per Canetic trust unit which will be paid on January 15, 2008 to unitholders of record on December 31, 2007. The special distribution, together with the distributions payable on the Penn West trust units following completion of the Arrangement (assuming no changes to the current distribution policies of Penn West), will effectively maintain the equivalent of Canetic's pre-Arrangement monthly cash distributions to Canetic Unitholders for six months following completion of the Arrangement, taking into account the trust unit exchange ratio and the current monthly distributions of Penn West and
Canetic.
     On October 31, 2007, Canetic announced that it had entered into an agreement with Penn West Energy Trust ("Penn West") providing for the combination of Penn West and Canetic (the "Arrangement"). Pursuant to the
Arrangement, each Canetic trust unit will be exchanged for 0.515 of a Penn
West trust unit. Completion of the Arrangement is subject to a number of conditions including, but not limited to, the approval of at least 66 2/3 percent of votes cast in person or by proxy at the Special Meeting of Canetic
Unitholders to be held on January 9, 2008, as well as court approvals and other conditions that are typical of transactions of this nature. Provided that Canetic Unitholders approve the Arrangement at the Special Meeting, and that all of the other conditions to the completion of the Arrangement are satisfied, the Arrangement is expected to become effective on or about January
11, 2008.
     Canetic Unitholders are invited to attend the Special Meeting of Canetic
Unitholders to be held in the Ballroom of the Metropolitan Conference Centre,
333 - 4th Avenue S.W., Calgary, Alberta, Canada at 9:00 a.m. (Calgary time) on
Wednesday, January 9, 2008. The business of the Special Meeting will be to consider and vote upon the Arrangement. The record date for the determination of Canetic Unitholders entitled to vote at the Special Meeting was November
30, 2007.

     Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C and CNE.DB.E, and the trust units are listed on the New York Stock Exchange under the symbol CNE.

     ADVISORY: Certain information contained in this news release, including statements with respect to the timing of the payment of the special distribution, the closing date of the Arrangement and future cash distributions, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with obtaining unitholder and required court approvals. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic's and Penn West's operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the
SEC's website (www.sec.gov) or, in the case of Canetic, at Canetic's website
(www.canetictrust.com) and, in the case of Penn West, at Penn West's website
(www.pennwest.com).

     %SEDAR: 00023165E          %CIK: 0001349237

     /For further information: Investor Relations: (403) 539-6300, Toll Free
1-877-539-6300, info(at)canetictrust.com, www.canetictrust.com/
     (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 06:00e 07-JAN-08